

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via E-mail</u>
John E. Crisp
Chairman, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, Texas 78332

> **Re: Forbes Energy Services Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 15, 2011**
> **File No. 333-170741**

Dear Mr. Crisp:

      We have reviewed your registration statement and your letter dated April 15, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-4</u>

<u>Prospectus Cover Page</u>

1.   We note your reference to "Texas Conversion" here and on the back cover page of your prospectus. We also note your reference throughout to the "Conversion." Please define the term "Texas Conversion" here or, in the alternative, remove the reference to "Texas."

The Conversion, page 22

Background and Reasons for the Conversion, page 22

2.   We note your disclosure at page 22 that FES Ltd was incorporated in Bermuda, in part, to take advantage of certain provisions of Canadian securities law in connection with the Company's initial public offering in Canada and simultaneous U.S. private placement. Please revise your filing to explain how and why you took advantage of certain provisions of the Canadian securities laws given that your operations are largely in the United States.

3.   We note your disclosure in the third paragraph on page 22 regarding your beliefs with respect to (i) the Conversion, (ii) domiciling in the United States and (iii) domiciling in Texas. Please expand your disclosure to further describe the reasons behind each of these beliefs.

United States Federal Income Tax Consequences of the Share Consolidation and Conversion, page 96

4.   We note your response to comment 6 in our letter dated April 1, 2011. Please revise your filing to clarify, if true, that you have disclosed all material federal income tax consequences of the transactions. In that regard, we note your statement at page 97 that your disclosure is a "general overview of federal income tax consequences," which could be interpreted to suggest that you have not disclosed all material federal income tax consequences.

Exhibit 5.2

5.   We note the statement that the "opinion is issued solely for [the Company's] benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter." Please obtain and file a new opinion that does not include a disclaimer of responsibility that in any way states or implies that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion. In addition, please ensure that references to all transaction documents are correct. In this regard, we note that the opinion indicates that your registration statement was filed on April 14, 2011.

6.   If the assumptions set forth in clauses (e), (f), (i), (k) and (l) on page 2 of the opinion are retained in the revised opinion, please tell us why each such assumption is both necessary and appropriate.

7.   Please tell us why the proviso beginning "However, the Company shall not be discontinued…" in paragraph 7 at page 3 of the opinion is both necessary and

appropriate. In that regard, we note that this statement appears to raise the possibility that the opinion set forth in this paragraph and paragraph 6 may be negated.

8.   Please ensure that the revised opinion opines on all the Bermuda law assumptions set forth in the legality opinion filed as Exhibit 5.1. See comment 18 in our letter dated February 15, 2011. In that regard, the revised Bermuda opinion should also address the following:

-   whether the Company is in good standing under the laws of Bermuda;

-   whether the issued share capital has been duly authorized; and

-   whether, in addition to its discontinuance, the Company has taken all corporate action required under the laws of Bermuda to continue in the State of Texas.

Exhibit 8.1

9.   We note the reference in the tax opinion to "Reorganization Agreement." Please obtain and file a new opinion that defines such term. In addition, please tell us whether you have filed such agreement as an exhibit.

10.   We note the statement in the tax opinion that counsel assumes no responsibility to inform you of any change or inaccuracy that may occur or come to its attention. Please obtain and file a revised opinion that speaks as of the date of effectiveness and does not disclaim the obligation to update the information between the time the opinion is signed and the effectiveness of the registration statement. This comment also applies to the legality opinion filed as Exhibit 5.1 with respect to the statement in such opinion that counsel does not undertake to supplement the opinion with respect to any events or changes occurring subsequent to the date of the opinion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        R. Clyde Parker, Jr., Esq.
        Winstead PC